FreeSeas Announces $25.0 Million Offering of Preferred Stock and Warrants

Approximately $22 Million of Anticipated Proceeds to be Used to Eliminate Approximately $37 Million of Debt Owed to Credit Suisse

Athens, Greece, May 22, 2014 -- FreeSeas Inc. (Nasdaq CM: FREE) (“FreeSeas'' or the “Company''), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of five Handysize vessels and one Handymax vessels, announced today that it entered into a placement agent agreement with Dawson James Securities, Inc. on May 21, 2014, to sell up to $25 million of Series D Convertible Preferred Stock and Series C Warrants. The offering is expected to close on May 28, 2014. The securities will be sold in 250,000 units, at a purchase price of $100 per unit, with each unit consisting of one share of our Series D Convertible Preferred Stock and Series C Warrants to purchase 200% of the shares of common stock underlying the Series D Preferred Stock, at an exercise price of 130% of the Series D Preferred Stock conversion price on the initial issuance date of the Series D Preferred Stock, rounded to the nearest whole cent.

Each share of Series D Preferred Stock will have a stated value of $100 and will be convertible into a number of shares of common stock equal to $100 divided by the conversion price in effect at the time of conversion. The initial conversion price of each share of Series D Preferred Stock will be the lesser of (i) $1.09 (the closing bid price of our common stock on May 16, 2014) and (ii) the greater of (1) the closing bid price of our common stock on the date immediately prior to the closing of this offering (which is expected to be May 28, 2014) and (2) $0.981.

Following the closing of the offering, presuming the maximum offering is completed, FreeSeas will pay approximately $22 million of the offering proceeds to Credit Suisse to eliminate all of its debt obligations owed to Credit Suisse, which are approximately $37 million. Upon Credit Suisse’s receipt of such $22 million, Credit Suisse will also cancel all the remaining debt owed by FreeSeas and its subsidiaries, which is approximately $15 million. Following such payment and cancellation, FreeSeas will no longer owe any amounts to Credit Suisse, Credit Suisse will release any and all liens it has on the assets of the Company and its subsidiaries and Credit Suisse will release all corporate guarantees received from the Company’s subsidiaries.

Any remaining offering proceeds will be used for general corporate purposes.

Dawson James Securities, Inc. is acting as the exclusive placement agent on a best efforts basis in connection with this offering.

A registration statement on Form F-1 relating to this offering has been filed with the Securities and Exchange Commission and is effective. A preliminary prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus relating to the offering, when available, may be obtained from Dawson James Securities, Inc., 1 North Federal Highway, Boca Raton, Florida 33432, (561) 391-5555, or from the above-mentioned SEC website.

The foregoing summaries of the offering, the securities to be issued in connection therewith and the full terms and conditions of the Series D Preferred Stock and the Series C Warrant (including, without limitation, the exchange feature and the mandatory exercise feature contained therein) do not purport to be complete and are qualified in their entirety by reference to the definitive documents attached as exhibits to such Form F-1.

FreeSeas Inc. May 22, 2014	Page 2

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr